UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                              Cano Petroleum, Inc.
               ---------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    137801106
               ---------------------------------------------------
                                 (CUSIP Number)

                              Steven J. Pully, Esq.
                              Carlson Capital, L.P.
                        2100 McKinney Avenue, Suite 1600
                                Dallas, TX 75201
                                 (214) 932-9600

                                 with a copy to

                                  Peter Halasz
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
               ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 14, 2008
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   137801106                 SCHEDULE 13D         PAGE 1 OF 9 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Double Black Diamond Offshore Ltd.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            1,785,550
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             1,785,550
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,785,550
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP NO.   137801106                 SCHEDULE 13D         PAGE 2 OF 9 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Black Diamond Offshore Ltd.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            94,780
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             94,780
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         94,780
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP NO.   137801106                 SCHEDULE 13D         PAGE 3 OF 9 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Black Diamond Relative Value Offshore Ltd.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            853,440
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             853,440
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         853,440
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP NO.   137801106                 SCHEDULE 13D         PAGE 4 OF 9 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Carlson Capital, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,854,800
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,854,800
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,854,800
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
--------------------------------------------------------------------------------

CUSIP NO.   137801106                 SCHEDULE 13D         PAGE 5 OF 9 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Asgard Investment Corp.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,854,800
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,854,800
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,854,800
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP NO.   137801106                 SCHEDULE 13D         PAGE 6 OF 9 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Clint D. Carlson

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,854,800
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,854,800
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         2,854,800
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

CUSIP NO.   137801106                 SCHEDULE 13D         PAGE 7 OF 9 PAGES


Item 1.           Security and Issuer.

                  This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.0001 per share, of Cano Petroleum, Inc. (the "Issuer"). The principal executive office of the Issuer is located at The Burnett Plaza, 801 Cherry Street, Suite 3200, Fort Worth, Texas 76102.

Item 2.           Identity and Background.

          (a) This statement is filed by: (i) Double Black Diamond Offshore Ltd., a Caymand Islands exempted company ("Double Offshore Ltd."), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore Ltd."),
(iii) Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company ("Relative Value Offshore Ltd.", and together with Double Offshore Ltd. and Offshore Ltd., the "Funds"), (iv) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (v) Asgard Investment Corp., a Delaware corporation and the general partner of Carlson Capital, ("Asgard"), and (vi) Mr. Clint D. Carlson, President of Asgard and Chief Executive Officer of Carlson Capital (collectively, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard are set forth in Appendix B attached hereto.

          (b) The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1600, Dallas, TX.

          (c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is serving as the investment manager to the Funds and to a managed account (the "Account"). The principal business of Asgard is serving as the general partner of Carlson Capital.

          (d) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Carlson is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

          The Shares reported herein were acquired at an aggregate purchase price of approximately $13,840,131.61 including commissions. The Shares were acquired with working capital of the Funds and the Account.

ITEM 4.        PURPOSE OF TRANSACTION

          The Reporting Persons acquired the Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

CUSIP NO.   137801106                 SCHEDULE 13D         PAGE 8 OF 9 PAGES


          Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, governance, management, strategy and future plans of the Issuer or take other actions, including, without limitation, seeking representation on the board of directors of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER


          (a) As of the close of business on August 22, 2008, the Reporting Persons beneficially owned an aggregate of 2,854,800 Shares, constituting approximately 6.2% of the Shares outstanding.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 46,243,015 Shares outstanding, which is the total number of Shares issued and outstanding as of June 26, 2008 as reported by the Issuer in its Prospectus Supplement dated June 26, 2008, filed on June 26, 2008.

          (b) Carlson Capital, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 94,780 Shares reported herein as owned by Offshore Ltd., (ii) the 1,785,550 Shares reported herein as owned by Double Offshore Ltd., (iii) the 853,440 Shares reported herein as owned by Relative Value Offshore Ltd., and (iv) an additional 121,300 Shares held in the Account.

          (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix A hereto and is incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Shares.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Joint Filing Agreement, dated August 25, 2008

CUSIP NO. 137801106                  SCHEDULE 13D          PAGE 9 OF 9 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 25, 2008

                                      BLACK DIAMOND OFFSHORE LTD.

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      DOUBLE BLACK DIAMOND OFFSHORE LTD.

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      CARLSON CAPITAL, L.P.

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      ASGARD INVESTMENT CORP.

                                      By:    /s/ Clint D. Carlson
                                             -----------------------------------
                                      Name:  Clint D. Carlson
                                      Title: President

                                      /s/ Clint D. Carlson
                                      ------------------------------------------
                                      Clint D. Carlson

                                  Exhibit Index

Exhibit 1: Joint Filing Agreement, dated August 25, 2008

                                  APPENDIX A

                   TRANSACTIONS IN THE SHARES EFFECTED BY THE
                  REPORTING PERSONS DURING THE PAST SIXTY DAYS
           (UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN
                                THE OPEN MARKET)

Black Diamond Relative Value Offshore Ltd.

Date of Trade        Shares Purchased (Sold)            Price per Share
------------         ----------------------             ---------------
  6/26/08                   147,290                          $8.00
  7/11/08                    54,390                          $6.57
  7/14/08                     8,335                          $6.68
  7/18/08                   103,020                          $5.51
  7/24/08                   128,165                          $3.70
  7/30/08                   105,400                          $4.28
  8/14/08                   104,455                          $2.82
  8/15/08                    33,185                          $2.88
  8/15/08                    17,905                          $2.90
  8/18/08                    46,255                          $3.17
  8/19/08                    59,685                          $3.04
  8/20/08                    29,840                          $3.22
  8/21/08                    15,515                          $3.41

Black Diamond Offshore Ltd.

Date of Trade        Shares Purchased (Sold)            Price per Share
-------------        -----------------------            ----------------
  6/26/08                    27,150                          $8.00
  7/11/08                     1,590                          $6.57
  7/14/08                       490                          $6.68
  7/18/08                    14,335                          $5.51
  7/24/08                    17,840                          $3.70
  8/14/08                    11,365                          $2.82
  8/15/08                     3,610                          $2.88
  8/15/08                     1,945                          $2.90
  8/18/08                     5,030                          $3.17
  8/19/08                     6,495                          $3.04
  8/20/08                     3,245                          $3.22
  8/21/08                     1,685                          $3.41

Double Black Diamond Offshore Ltd.

Date of Trade        Shares Purchased (Sold)            Price per Share
-------------        ----------------------             ---------------
  6/26/08                   399,820                          $8.00
  7/11/08                   136,025                          $6.57
  7/14/08                     9,080                          $6.68
  7/18/08                   267,310                          $5.51
  7/24/08                   332,555                          $3.70
  8/14/08                   218,100                          $2.82
  8/15/08                    69,300                          $2.88
  8/15/08                    37,395                          $2.90
  8/18/08                    96,595                          $3.17
  8/19/08                   124,635                          $3.04
  8/20/08                    62,320                          $3.22
  8/21/08                    32,415                          $3.41

Carlson Capital on behalf of the Account

Date of Trade        Shares Purchased (Sold)            Price per Share
-------------        -----------------------            ----------------
  6/26/08                    25,740                          $8.00
  7/11/08                     7,995                          $6.57
  7/14/08                     1,395                          $6.68
  7/18/08                    17,235                          $5.51
  7/24/08                    21,440                          $3.70
  8/14/08                    16,080                          $2.82
  8/15/08                     2,755                          $2.90
  8/15/08                     5,105                          $2.88
  8/18/08                     7,120                          $3.17
  8/19/08                     9,185                          $3.04
  8/20/08                     4,595                          $3.22
  8/21/08                     2,385                          $3.41

                                   APPENDIX B

             DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD

The following sets forth the name, position, and principal occupation of each director and executive officer of Asgard Investment Corp. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 16, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard Investment Corp. owns any Shares.


Asgard Investment Corp.

Name               Position               Principal Occupation    Citizenship
Clint Carlson      Director/President     Investment Manager      United States
Nancy Carlson      Secretary/Treasurer    Executive               United States